aWB



16014237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8-46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus International Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BOWERY 4TH
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.
- ■ Independent Registered Public Accounting Firm.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD

aWB

OATH OR AFFIRMATION

I, JILL SUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABACUS INTERNATIONAL CAPITAL CORP, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title

BEI YE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YE6310257
Qualified in Kings County
My Commission Expires 8/25, 20 18

Notary Public

2/29/16

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemption Report under Rule 15c3-3
- ■ (p) A review report on the Exemption Report under Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ■ (q) Notes to the Financial Statements

Abacus International Capital Corp.

Table of Contents
December 31, 2015

Page

A. FINANCIAL STATEMENTS


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Abacus International Capital Corp.

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the "Company"), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1 and 5 to the financial statements, the Company has a limited number of customers and has material transactions with its Parent, Abacus Federal Savings Bank. Because of the relationship with its Parent, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

February 26, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Abacus International Capital Corp.

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	27,639
Deposits with clearing organization		12,937
Investment securities at fair value		17,451
Receivable from parent company		18,384
Prepaid expenses and other assets		13,911
Total assets	$	90,322
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	12,422
Payable to the parent company		24,582
Total Liabilities		37,004
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		500
Paid-in capital		1,364,375
Accumulated Deficit		(1,311,557)
Total Stockholder's Equity		53,318
Total Liabilities and Stockholder's Equity	$	90,322

See notes to financial statements

Abacus International Capital Corp.

Statement of Operations
Year Ended December 31, 2015

Revenue		
Commissions	$	13,814
Gain on change in fair value of investment securities		3,063
Interest and dividends		79
Total revenue		16,956
Expenses		
Compensation and benefits	$	36,104
Occupancy		44,901
Floor brokerage, exchange and clearance fees		26,051
Communication and data processing		3,283
Insurance		13,133
Professional fees		28,178
Dues and subscriptions		250
Regulatory fees		5,933
Other operating		3,086
Total Expenses		160,919
Loss Before Income Tax Benefit		(143,963)
Income Tax Benefit		(35,291)
Net Loss	$	(108,672)

See notes to financial statements

Abacus International Capital Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2015	$ 500	$ 1,314,375	$ (1,202,885)	$ 111,990
Capital Contribution	-	50,000	-	50,000
Net Loss	-	-	(108,672)	(108,672)
Balance at December 31, 2015	$ 500	$ 1,364,375	$ (1,311,557)	$ 53,318

See notes to financial statements

Abacus International Capital Corp.

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net loss	$ (108,672)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) decrease in operating assets:	
Receivable from the parent company	5,845
Gain on change in fair value of investments	(3,063)
Deposits with clearing organization	1,356
Prepaid expenses and other assets	2,649
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	2,808
Payable to the parent company	3,752
Net Cash used in Operating Activities	(95,324)
Cash Flows from Financing Activities	
Capital contribution	50,000
Net Change in Cash and Cash Equivalents	(45,324)
Cash and Cash Equivalents	
Beginning of year	72,963
End of year	$ 27,639

See notes to financial statements

1. Nature of Operations

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Sterne Agee & Leach, Inc. ("Sterne Agee") pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

The Company has a limited number of customers and has historically funded operations through capital contributions from the Parent Company. Accordingly, future operations are dependent on continued support from the Parent Company.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $29,539 at December 31, 2015.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for investment securities, approximate their fair value because of the short maturity of the instruments. Investment securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

The company earned commissions in 2015 from a limited number of customers.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax asset or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

Accounting guidance related to accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Currently, the Company has no uncertain tax positions.

Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Subsequent Events

Accounting guidance requires the Company to evaluate the events and transactions that occur after the statement of financial condition date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. Entities are required to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the statement of financial condition date including the estimates inherent in the financial statements preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the statement of financial condition date but arose after that date. Entities are also required to disclose the date through which subsequent events have been evaluated. Management has reviewed events occurring through February 26, 2016, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred requiring accrual or disclosure.

3. Fully-Disclosed Clearing Agreement

The Company has a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. (Sterne Agee) whereby customer accounts are cleared and carried by Sterne Agee. In accordance with that agreement, a deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

4. Income Taxes

The components of the income tax benefit for 2015 were as follows:

Current	$ (36,455)
Deferred	1,164
	$ (35,291)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 34% to the loss before income tax benefit) for the year ended December 31, 2015 and the reported income tax benefit is a result of state and city tax benefits, as well as an approximate $27,000 valuation allowance.

At December 31, 2015, the Company has a net deferred tax liability amounting to approximately $4,000, which is related to a change in fair value of investment securities.

5. Related Parties

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $53,012 was allocated to the Company in 2015.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2015, balances relating to such transactions were as follows:

Assets	
Cash and cash equivalents	$ 12,779
Receivable from the Parent Company	18,384
	$ 31,163
Liabilities	
Payable to the Parent Company	$ 24,582
Operating Expenses	
Communication and data processing	$ 2,565
Occupancy	44,901
Other	5,546
	$ 53,012

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2016	$ 6,804
2017	6,804
Total	$ 13,608

Rent expense was $33,454 in 2015.

6. Fair Value

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets that are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2015 Using		
Description	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Assets:			
Investment securities:			
Corporate equity securities – financial	$ 17,451	$ -	$ -

7. Cash Reserve Computation

The Company is exempt from the provisions of Rule 15c3-3, Customer Protection: Reserves and Custody of Securities, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

8. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $15,367 which was $10,367 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.4 to 1.

Abacus International Capital Corp.

Schedule of the Computation of Net Capital Under
Securities and Exchange Act of 1934 Rule 15c3-1
As of December 31, 2015

Total stockholder's equity from statement of financial condition	$	53,318
Deductions		
Non-allowable assets:		
Excess cash on deposit		2,780
Prepaid expenses and other assets		13,911
Receivable from parent company		18,384
		35,075
Net capital before haircuts on securities positions		18,243
Haircuts on securities		(2,876)
Net Capital		15,367
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		12,422
Payable to the Parent Company		24,582
Total Aggregate Indebtedness liabilities	$	37,004
Percent of aggregate indebtedness to net capital		240.79%
Computation of basic net capital requirement:		
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater		5,000
Net capital		15,367
Excess net capital over minimum requirement	$	10,367
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	15,367

Reconciliation of computation of Net Capital Under SEA Rule 15c3-1

There are no material differences between the above calculation and the one included in the Company's Unaudited FOCUS Report as of December 31, 2015

See Report of Independent Registered Public Accounting Firm

Abacus International Capital Corp.

Schedule of the Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2015

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Member of
Abacus International Capital Corp.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Abacus International Capital Corp. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 26, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Rule 15c3-3 Exemption Report
December 31, 2015

Abacus International Capital Corp.

In accordance with the FINRA membership agreement applicable to Abacus International Capital Corp. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2015 without exception.

/s/ Jill Sung

Jill Sung
Vice President
2/26/2016

Abacus International Capital Corp.

SEC ID No. 8-46418

Financial Statements and Supplemental Schedules

December 31, 2015